UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On June 18, 2026, RedHill Bioharma Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an accredited investor (the “Purchaser”) in connection with a private placement (the “Private Placement”) for the offer, issuance and sale of (i) 8,571,429 American Depositary Shares (the “Offering ADSs”), each representing 10,000 ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share of the Company (“ADSs”) (or pre-funded warrants (the “Pre-Funded Warrants”)), (ii) series A-1 warrants (the “Series A-1 Warrants”) to purchase up to 8,571,429 ADSs and (iii) series A-2 warrants (the “Series A-2 Warrants”, and together with the Pre-Funded Warrants and the Series A-1 Warrants, the “Warrants”) to purchase up to 8,571,429 ADSs (the Offering ADSs, the Warrants and the ADSs issuable upon exercise of the Series A-1 Warrants and A-2 Warrants called the “Securities”), at a combined purchase price of $0.70 per ADS and accompanying warrants (or $0.699 per Pre-Funded Warrant and accompanying warrants) in a private placement. The Series A-1 warrants have an exercise price of $0.86 per ADS, are exercisable immediately and have a term of five years following the Effectiveness Date (as defined below), and the Series A-2 warrants have an exercise price of $0.70 per ADS, are exercisable immediately and have a term of 18 months following the Effectiveness Date.

Under the terms of the Warrants, a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to any issuance after exercise, the aggregate number of Ordinary Shares or Ordinary Shares underling the ADSs beneficially owned by the holder (together with its affiliates and other persons acting as a group together with the holder or any of the holder’s affiliates) would exceed 4.99% of (i) the number of Ordinary Shares or (ii) the outstanding aggregate voting rights of the Company, as such percentage ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the applicable regulations of the Securities and Exchange Commission (the “SEC”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company, other obligations of the parties and termination provisions.

In connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchaser pursuant to which the Company is required to prepare and file with the SEC a registration statement (a “Registration Statement”) to register for resale the Securities sold in the Private Placement within fifteen (15) calendar days of June 18, 2026 and use commercially reasonable efforts to cause such registration to become effective (the “Effectiveness Date”), within forty five (45) calendar days (or within seventy (75) calendar days in the event the SEC elects to review such registration statement).

Subject to certain exceptions, for a period of ninety (90) days after the Effectiveness Date, the Company has agreed that neither it nor any subsidiary will issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share equivalents or file any registration statement or amendment or supplement thereto, other than pursuant to the Registration Rights Agreement. Also, for one year following the Effectiveness Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, Ordinary Shares or Ordinary Share equivalents (or a combination of units thereof) involving a defined “Variable Rate Transaction,” subject to certain exceptions.

The Securities were issued to an accredited investor in a private placement pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering (the “Placement Agent”) in connection with the Private Placement. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds of the Private Placement and reimburse the Placement Agent for certain expenses. The Company also issued to the Placement Agent or its designees warrants to acquire up to 514,286 ADSs at an exercise price per ADS of $0.875 and a term of five years following the Effectiveness Date.

The foregoing summary of the Purchase Agreement, Registration Rights Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Registration Rights Agreement, Pre-Funded Warrants, the Series A-1 Warrants, Series A-2 Warrants and Placement Agent Warrants, which are filed as Exhibits 1.1, 1.2, 1.3, 1.4, 1.5 and 1.6, respectively, to this Current Report on Form 6-K and are incorporated by reference herein.

The gross proceeds to the Company from this offering are expected to be approximately $6 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the Series A-1 warrants and the Series A-2 warrants, if fully exercised on a cash basis, will be approximately $13.4 million. No assurance can be given that any of the Series A-1 Warrants or Series A-2 Warrants will be exercised, or that the Company will receive cash proceeds from the exercise of the Series A-1 Warrants or Series A-2 Warrants.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

Exhibit Index

Exhibit No.	Description
1.1	Form of Securities Purchase Agreement, dated as of June 18, 2026, between the Company and the Purchaser identified on the signature page thereto
1.2	Form of Registration Rights Agreement, dated as of June 18, 2026, between the Company and the Purchaser identified on the signature page thereto
1.3	Form of Pre-Funded Warrant
1.4	Form of Series A-1 Warrant
1.5	Form of Series A-2 Warrant
1.6	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: June 22, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer